ASX ANNOUNCEMENT: 31 May 2011

CEO & CFO on Alternative Fuels Progress
Open Briefing interview with CEO Terry Stinson and CFO Keith Halliwell	Orbital Corporation Ltd 4 Whipple Street Balcatta Western Australia 6021

In this Open Briefing® Terry and Keith discuss

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Rationale for Sprint Gas acquisition

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Penetration of Chinese market with Changan project

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Changing footprint and growing activities in alternative fuels

Record of interview:

openbriefing.com

Orbital Corporation Limited recently announced the completion of the acquisition of a 55 percent interest in Sprint Gas, an LPG fuel systems aftermarket distributor, for $2.2 million.  Given distribution assets have not been part of Orbital’s business portfolio in the past, what is the rationale for the acquisition?

CEO Terry Stinson

The rationale is twofold.  First, our strategy is to move into alternative fuels specialising in engine management systems (EMS).  The acquisition fits as Sprint Gas primarily sells EMS for LPG fuel systems into the alternative fuel systems aftermarket.  Sprint Gas currently sells and services a variety of LPG systems, including vapour sequential injection systems and mechanical systems.  We plan to sell Orbital Liquid Phase Injection (LPi), through Sprint Gas with the target of increasing sales.  Sprint Gas has long term relationships with a large number of retro-fitters and dealers, many more than Orbital Autogas Systems has today.

Second is to grow our commercial footprint in Australia.  For too long Orbital has been dependent on international sales.  This acquisition helps to balance our sales, foreign and domestic.

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You’ve indicated the acquisition will be EPS positive in its first full year.  What assumptions do you base this forecast on and what are the growth opportunities for the business?

CFO Keith Halliwell

The forecast is based on Sprint Gas’s market share and earnings in today’s market.  While it’s a difficult time to predict how the market will move, recent increases in petrol prices will help lift the LPG market.  Potential synergies, including distribution of our high end LPi products through the Sprint Gas network in the future, will provide growth.

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Orbital recently started production-level supply of the LPi LPG fuel system components to Ford Australia for Ford’s new range of EcoLPi Falcons that will go on sale from mid 2011.  What are the expected drivers of demand for the EcoLPi Falcons and what is the outlook for volume production and sales of the components?

CEO Terry Stinson

The volume outlook is Ford confidential but we expect vehicle sales to be at least consistent with the past.  Orbital’s LPG system content will be significantly greater than with Ford’s past vapouriser product.  We expect the comparative sales for Orbital to be significantly more.

Demand for LPG Falcons has been relatively steady for the last 10 years.  However, Ford stopped producing the last model of the LPG Falcon late last year, so we expect this will create at least a near term pull from the market.  Also, when applied to the Falcon, the LPi system provides very good performance in all aspects.  Ford has publicly stated in the Australian and US press that it’s pleased with the performance of the car.  I’ve driven a significant number of cars, and I believe Australian customers will be pleased.

The fuel cost savings achieved by using our systems should generate demand from fleet users, the traditional buyers of LPG vehicles.  LPG generally is priced at 40 to 50 percent less than petrol.  Historically, government rebates have also driven this market.  Buyers of new cars fitted with LPG will get a $2,000 government rebate.   All of these factors should drive higher volumes.

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Orbital had cash of $1.96 million as at the end of December, and you’ve since sold and leased back your head office property, realising cash of $8.65 million.  What are the expected working capital requirements to support any ramp-up in production of the LPi LPG system components and post the Sprint Gas acquisition, do you have adequate cash to fund them?

CFO Keith Halliwell

The Sprint Gas acquisition will require $2.2 million.  Working capital for the LPi LPG ramp-up will depend on market acceptance but we’re anticipating it will be approximately $2 million.  We clearly have adequate cash to fund the production ramp-up and we also have surplus cash which we’ll apply to other opportunities as they arise.

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How do you expect sales of the LPi LPG fuel system to contribute to earnings in the current year ending June 2011 and beyond?

CFO Keith Halliwell

Ford has only recently commenced production of the EcoLPi Falcons.   We’ll have minimal sales this financial year, however next year we’ll see a significant impact from the Ford supply contract.  We’ve already made the investment in terms of product development and expect free cash flow from that investment over time.

We now have about 40 LPi LPG kits available for sale in the aftermarket.  The number has been slowly increasing during the year.  Next year, we’ll also have the additional Sprint Gas distribution channel for this product.  Similar to the Ford supply contract, we’ll feel the full impact on earnings through additional sales next financial year and beyond.

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You recently announced the successful completion of the engine phase of Orbital’s automotive project with Chongqing Changan, and progress into the vehicle phase.  What is the significance of this for your penetration of the Chinese market?

CEO Terry Stinson

This is quite significant as China’s new fuel economy legislation by vehicle class is amongst the most stringent in the world.  Our technology, when applied to these engines in this proof-of-concept phase, produces results that meet these legislative requirements.  These new standards, reflecting China‘s need to reduce its CO2 footprint and fuel costs, are working in our favour as a step toward penetrating the Chinese market.

The vehicle phase of the project involves taking what we’ve done with the engine and integrating it into the vehicle.  We proved results on the engine, now we must do it in the vehicle.  The phase includes integration of the engine, full calibration of engine and transmission, installation of after-treatments and tuning of the engine to make the catalyst work properly.  There is a significant amount of work yet to be done.

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What is the time line for the vehicle phase?  If the project results in production of a Changan vehicle using Orbital FlexDI, what is the potential market in China?

CEO Terry Stinson

The time line will depend on the progress we make meeting the fuel economy and emissions targets for the vehicle.  I approximate a six month horizon to get the engine integrated and complete all the testing.  The vehicle also has to go to China to be confirmed by Changan and the Chinese government who, along with the Australian government, are co-funding this project.

If we can prove we have a technology that meets Changan’s cost-performance requirements, this could be big for Orbital in the medium to long term.  China is the world’s largest car market, and largest car manufacturer.  And Changan is one of the largest car makers in the Chinese market.  However, like any new model, production is likely to ramp up slowly.

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Orbital reported a break-even result for the first half ended December 2010 and expected to achieve positive earnings for the full 2011 financial year.  How are you trading in the second half to date?  How does actual performance compare with your expectations?

CFO Keith Halliwell

Our operating results are in line with our expectations.  We still have two months of trading results to finalise but at this stage we’re still targeting a similar second half operating result to that achieved in the first half.

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What ability do you have to offset the impact of the continuing strength of the Australian dollar on your earnings?

CFO Keith Halliwell

The impact is mixed, but in general the strong Australian dollar is not good for our Synerject equity accounted results or our royalties.  We can hedge a portion of our royalty cash flow and we’re developing a natural hedge in the LPG business as we import components from Europe which we buy in Euros.  As we grow the LPG business, this natural hedge is becoming more significant, further offsetting the negative impact of the strong Australian dollar.

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With your growing activities in alternative fuels and progress in China, what is the longer term earnings outlook for Orbital?  How do you see the relative contributions of your businesses changing over time?

CEO Terry Stinson

The growing importance of alternative fuels is being highlighted in markets around the world.  With growing tensions in the Middle East, fuel security is back on the political agenda.  Australia has an abundance of LPG and natural gas.  The use of these fuels, along with ethanol, is growing around the world. New EMS systems have to meet tighter emissions and fuel economy standards; they must be electronic, sophisticated and interconnected.  This is what we do, so we feel we’re in the right space to capitalise on the growth in alternative fuels applications.

Outlook projections are difficult, however our expectation is growth.  Alternative fuels is the right focus and we’ve expanding our presence in this market.  If the markets hold, Orbital will be a bigger company in the future.

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Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462.

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Open Briefing® | Orbital Corporation Limited | 31 May 2011

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